UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 000-54123
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Paysign, Inc.
Full Name of Registrant

Former Name if Applicable

1700 W. Horizon Ridge Parkway, Suite 200
Address of Principal Executive Office (Street and Number)

Henderson, Nevada 89012
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Paysign, Inc. is unable to file, without unreasonable effort or expense, our Annual Report on Form 10-K for the year ended December 31, 2019 by the prescribed filing date because it is still in the process of completing its audit of the financial statements required to be included in the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark Attinger	702	453-2221
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the full year 2019, total revenues are expected to be $34.7 million, an increase of 48% when compared to 2018. Net income attributable to Paysign on a GAAP basis is expected to be $7.5 million, an increase of 188% when compared to 2018, and Adjusted EBITDA is expected to be $10.1 Million, an increase of 106% when compared to 2018.

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	Year ended December 31,
	2019	2018
Reconciliation of adjusted EBITDA to net income:
Net income attributable to Paysign, Inc.	$7,454,319	$2,588,054
Income tax benefit	(909,976)	–
Interest income	(441,116)	(139,738)
Depreciation and amortization	1,483,140	1,089,521
EBITDA	7,586,367	3,537,837
Stock-based compensation	2,528,613	1,366,944
Adjusted EBITDA	$10,114,980	$4,904,781

Paysign, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2020	By:	/s/ Mark Attinger
Mark Attinger
Chief Financial Officer

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